Exhibit 99.2

7 June 2012

Synergy Health plc (“Synergy Health” or “the Group”)

Proposed acquisition of SRI/Surgical Express Inc.

Synergy Health plc (LSE: SYR.L), a leading global provider of outsourced sterilisation services to the medical device market and healthcare sector, is pleased to announce it has entered into a merger agreement with SRI/Surgical Express Inc (“SRI” or the “Company”) to acquire the fully diluted issued share capital of SRI for US$3.70 per share in cash valuing SRI at US$25.1m (£16.2m) and including debt, a total consideration payable of US$38.5m (£24.9m) to be funded from Synergy’s existing debt facilities.

Serving an estimated US$2.9bn US hospital sterilisation services (“HSS”) market, SRI is a supplier and reprocessor of sterile surgical gowns and surgical instrumentation to hospitals and surgery centres throughout the region. Operating from a facility network of ten United States Food and Drug Administration regulated service centres and four distribution facilities, the Company offers daily delivery and retrieval of reusable surgical products directly to point of use through 434 hospital contracts and 8 GPO contracts. SRI is the market leader in outsourced HSS with seven such contracts generating revenues of US$38.0m (£24.6m) in the year ended 31 December 2011. The Company currently employs approximately 800 staff across the US.

In the year ended 31 December 2011 SRI reported revenues of US$107.6m (£69.6m), adjusted EBITDA of US$10.8m (£7.0m), a loss before tax of US$1.5 (£1.0m) and had gross assets of US$64.2m (£41.5m). For the three months to 31 March 2012, SRI reported revenues of $27.1m (£17.5m) and adjusted EBITDA of $2.6m (£1.7m). Current trading is in line with the same period in the prior year and the Company currently has a bid book in excess of US$25.0m (£16.2m) per annum.

SRI will provide Synergy with scale, broad market access and infrastructure through its substantial presence in the US. It is anticipated that the combination of SRI and Synergy’s recently announced acquisition of MSI Surgical Solutions LLC will generate combined HSS revenues of US$42m (£27.2m). The Board believes that the anticipated cost synergies and value re-engineering opportunities of US$5m (£3.2m) per annum, combined with the implementation of a cost leadership strategy and the application of Synergy’s HSS expertise, will enable SRI to achieve significantly improved financial returns across the business. The acquisition is expected to be earnings per share enhancing in the first full financial year and thereafter.

SRI will be operated as an independent subsidiary for six months before being fully integrated into Synergy’s Americas region.

Under the terms of the merger agreement, a subsidiary of Synergy Health (the “Merger Sub”) will acquire all of the outstanding shares of common stock of SRI through a cash tender offer followed by a subsequent second-step merger with cash paid as consideration. Completion of the tender offer is subject to, among other things, the satisfaction of the minimum tender condition of at least a majority of SRI’s outstanding shares of common stock (disregarding any restricted stock awards, which will be redeemed by SRI immediately following the completion of the tender offer), and other customary closing conditions. The transaction is not subject to a financing condition.

Concurrently with the execution of the merger agreement, certain stockholders of SRI, who hold approximately 32% of the outstanding stock of SRI have entered into a Tender and Support Agreement (each, a “Shareholder Tender Agreement,” and collectively, the “Shareholder Tender Agreements”) with Merger Sub. Pursuant to the terms of each Shareholder Tender Agreement, such shareholder has agreed to, among other things, tender his, her or its outstanding shares of common stock of SRI in the tender offer, and comply with certain restrictions on the disposition of such shares, subject to the conditions of such agreement. Each Shareholder Tender Agreement will terminate upon certain circumstances, including upon termination of the merger agreement, the effective time of the subsequent merger or the termination of such Shareholder Tender Agreement by written notice from Merger Sub to such Shareholders.

Timetable

Under the terms of the merger agreement, the parties anticipate that the Merger Sub will commence a tender offer for all of the outstanding shares of SRI before 18 June 2012. If the first step tender offer is successfully completed, the Merger Sub will acquire any of the SRI shares of common stock not tendered in the tender offer through a second step merger transaction in which the remaining SRI shares are converted into a right to receive the same consideration per share as paid in the tender offer. SRI has exempted the transactions contemplated by the merger agreement from its shareholder rights plan. The tender offer transaction, which is subject to customary closing conditions, is expected to close before 16 July 2012.

Commenting on the acquisition Dr. Richard Steeves, Chief Executive commented:

“SRI is an excellent strategic acquisition for the Group providing Synergy with immediate access to the newly developing HSS market in the USA. With the combination of our recently purchased business in New York and SRI, we become the largest provider of outsourced hospital sterilisation services business in the US and create the opportunity to accelerate our local and global leadership.”

Enquiries: -

Synergy Health plc
Dr. Richard Steeves	Chief Executive	Tel: 01793 891 891
Gavin Hill	Finance Director

Investec Bank PLC		Tel: 0207 597 5970
Patrick Robb
Daniel Adams
Carlton Nelson

Notes:

1.	The statements in this announcement regarding the enhancement of earnings per share do not constitute profit forecasts nor should they be interpreted as meaning that the earnings per share of the Group for the current or future years will necessarily match or exceed the historical published earnings per share of the Company.

2.	Adjusted EBITDA excludes provision for reusable shrinkage and listing costs, and by definition is before any capital expenditures.

3.	An exchange rate of GBP1:US$1.546 has been assumed in this announcement.

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or other similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition on state other “forward-looking” information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of SRI’s common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the United States Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of SRI’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Synergy Health plc and SRI security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by SRI regarding the tender offer when they become available as they will contain important information. Synergy Health plc and SRI may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer.

Investec, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Synergy in connection with the matters set out in this announcement. Investec is not, and will not be, responsible to anyone other than Synergy for providing the protections afforded to their clients or for providing advice in relation to the proposed acquisition or any other matters referred to in this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, Investec accepts no responsibility whatsoever and makes no representation or warranty, express or implied, for the contents of this announcement, or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company or the proposed acquisition and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Investec accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.